SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces the
Pro forma Results, Consolidated with TIM Celular
(December 31, 2005 and 2004)

Rio de Janeiro, February 10, 2006 -TIM Participações S.A. (BOVESPA: TCSL3 e TCSL4; e NYSE: TSU) announces the 2005 and 2004 pro forma results, consolidated with TIM Celular. For the purposes of financial analysis, and considering the corporate restructuring announced on February 1, 2006, in which all TIM Celular shares will be merged into TIM Participações, pro forma balance sheets were prepared for 2005 and 2004. The financial information below is consolidated and in reals, according to the accounting practices adopted in Brazil, and is unaudited.

TIM PARTICIPAÇÕES S.A.
Pro forma Balance Sheet under the Corporate Law (R$ Thousands)

DESCRIPTION	2005	2004	%
ASSETS	14,952,394	12,827,099	16.6%

CURRENT ASSETS	4,464,374	3,057,183	46.0%
Cash and cash equivalents	1,772,600	918,830	92.9%
Accounts receivable	2,074,426	1,536,794	35.0%
Inventories	215,242	191,088	12.6%
Recoverable Taxes	242,168	215,832	12.2%
Deferred income and social contribution taxes	103,118	108,706	-5.1%
Other current assets	56,820	85,934	-33.9%

NON CURRENT ASSETS	492,471	469,261	4.9%
Related parties	3,098	6,382	-51.5%
Recoverable Taxes	297,634	244,658	21.7%
Deferred income and social contribution taxes	117,477	163,114	-28.0%
Judicial deposits	51,495	46,013	11.9%
Other	22,767	9,094	150.3%

PERMANENT ASSETS	9,995,549	9,300,655	7.5%
Investments	8,310	9,890	-16.0%
Property, plant and equipment	9,712,315	8,973,504	8.2%
Deferred charges	274,924	317,260	-13.34%

LIABILITIES	14,952,394	12,827,099	16.6%

CURRENT LIABILITIES	4,388,337	4,491,392	-2.3%
Trade accounts payable	34,791	42,535	-18.2%
Loans and financing	215,543	442,203	-51.3%
Suppliers	3,446,476	2,854,899	20.7%
Salaries and related charges	94,428	80,661	17.1%
Taxes, charges and contributions	356,970	262,137	36.2%
Related parties	44,079	637,391	-93.1%
Payable dividends and interest on shareholders' equity	141,606	114,678	23.5%
Other	54,444	56,888	-4.3%

NON CURRENT LIABILITIES	1,834,331	302,370	506.7%
Loans and financing	1,654,500	151,259	993.8%
Trade accounts payable	8,755	-	N.A.
Taxes, charges and contributions	4,634	26,005	-82.2%
Provision for contingencies	157,859	104,326	51.3%
Supplementary pension plan	3,584	3,697	-3.1%
Other obligations	4,999	17,083	-70.7%

MINORITY INTEREST	-	393,605	N.A.

SHAREHOLDERS' EQUITY	8,729,726	7,399,099	14.3%
Capital	7,455,859	6,503,730	14.6%
Reserva de capital	192,081	-	-20.2%
Income reserves	1,081,787	895,369	20.8%

TIM PARTICIPAÇÕES S.A.
Results (BR GAAP – R$ Thousands)

DESCRIPTION	2005	2004	YTD %

Gross Revenues	11,232,604	8,175,082	37.4%
Telecommunications Services	8,962,547	6,357,601	41.0%
Core	8,378,249	6,079,028	37.8%
VAS	584,298	278,572	109.7%
Handset sales and other revenues	2,270,057	1,817,481	24.9%
Handset Sales	2,270,057	1,817,481	24.9%
Discounts and deductions	(2,821,551)	(1,921,245)	46.9%
Taxes and discounts on services	(2,167,500)	(1,446,031)	49.9%
Taxes and discounts on handset sales	(654,051)	(475,213)	37.6%
Net Revenues	8,411,053	6,253,837	34.5%
Services	6,795,047	4,911,570	38.3%
Handset and other revenues	1,616,006	1,342,268	20.4%
Operating Expenses	(6,882,196)	(5,654,682)	21.7%
Personal expenses	(505,431)	(401,868)	25.8%
Selling & marketing expenses	(2,267,332)	(1,594,445)	42.2%
Network & interconnection	(1,663,639)	(1,294,910)	28.5%
G&A	(391,285)	(350,098)	11.8%
Cost of Goods and Service	(1,719,768)	(1,735,221)	-0.9%
Bad Debt	(334,462)	(239,772)	39.5%
Other operational revenues (expenses)	(279)	(38,368)	N.A.
EBITDA	1,528,857	599,155	155.2%
EBITDA Margin	18.2%	9.6%	8.6 p.p
Depreciation	(1,202,496)	(905,102)	32.9%
Amortization	(698,857)	(553,661)	26.2%
EBIT	(372,496)	(859,608)	-56.7%
EBIT Margin	-4.4%	-13.7%	9.3 p.p
Other non-operational revenues (expenses)	(38,250)	34,328	-211.4%
Net Financial Results	(381,086)	(173,148)	120.1%
Financial expenses	(376,591)	(250,581)	50.3%
Net exchange variance	(185,857)	(89,174)	108.4%
Financial income	181,362	166,607	8.9%
Net Income before Taxes and Minorities	(791,831)	(998,428)	-20.7%
Income tax and social contribution	(133,141)	(111,398)	19.5%
Minority interest	(21,464)	(70,113)	-69.4%
Net Income	(946,436)	(1,179,939)	-19.8%

Note that the selected unaudited pro forma consolidated financial information included in this release, which gives pro forma effect to the merger of shares of TIM Celular with and into TIM Participações, aims at aiding you in the analysis of the financial aspects of the merger. This financial information should be read in conjunction with the other documentation and materials made available in connection with the proposed merger. Neither this pro forma financial information, nor the other available documentation and material, constitutes an offer of the securities to be issued in the merger. The issuance of the securities in the merger will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.

The unaudited pro forma consolidated balance sheet combines the historical consolidated balance sheets of TIM Celular and TIM Participações, giving effect to the proposed merger as if it had been consummated in 2004. The unaudited pro forma consolidated statements of income for the years ended on December 31, 2005 and 2004 combine the historical consolidated statements of income of TIM Celular and TIM Participações, giving effect to the proposed merger as if it had occurred on January 1, 2004.

We have prepared the selected unaudited pro forma consolidated financial information based on available information, using assumptions that we believe are reasonable. This selected unaudited pro forma consolidated financial information is being provided for informational purposes only. It does not purport to represent our actual financial position or results of operations had the merger occurred on the dates specified, nor do they project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statements of income do not reflect any adjustments for non-recurring items or anticipated operating synergies resulting from the proposed merger. In such sense, our financial statements to be disclosed after the completion of the merger may vary in relation to the unaudited pro forma consolidated financial statements included in this release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 10, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer